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EXHIBIT 4.2

                                SECOND AMENDMENT
                         TO BROOKTROUT TECHNOLOGY, INC.
                            1992 STOCK INCENTIVE PLAN

     This Second Amendment (the "Second Amendment") to the Brooktrout Technology, Inc. ("Brooktrout" or the "Company") 1992 Stock Incentive Plan, dated August 17, 1992, as amended (the "Plan"), was adopted by the Board of Directors (the "Board") of the Company on February 19, 1998.

WHEREAS, the Board believes that the availability of an adequate number of shares of common stock, $.01 par value per share (the "Stock"), under the Plan has been, and in the future will be, an important factor in attracting and retaining the highest caliber directors, executives and employees of the Company;

WHEREAS, the Board further believes that the number of shares of Stock, available for issuance under the Plan is currently insufficient;

WHEREAS, the Board adopted, subject to stockholder approval, an increase of eight hundred and fifty thousand (850,000) shares of Stock available for issuance under the Plan; and

WHEREAS, on May 14, 1998, the stockholders of the Company approved the Amendments at the annual meeting of stockholders;

NOW, THEREFORE, the Plan is hereby amended in the following manner:

     The first sentence of Section 3 clause (a) is amended to increase the maximum number of shares of Stock reserved and available for issuance under the Plan from two million three hundred and twenty-five thousand (2,325,000) to three million one hundred and seventy-five thousand (3,175,000).




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